UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         Wellsford Real Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    950241109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Stephen Fraidin, P.C.
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10005
                                 (212) 859-8140
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 25, 2000
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  950241109                         Page  2 of  8 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          0

                10  SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14  TYPE OF REPORTING PERSON*

     PN

                               * SEE INSTRUCTIONS

                             SCHEDULE 13D

CUSIP No.  950241109                         Page  3 of  8 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Gotham Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          0

                10  SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14  TYPE OF REPORTING PERSON*

     PN

                               * SEE INSTRUCTIONS

                             SCHEDULE 13D

CUSIP No.  950241109                           Page  4 of  8 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          0

                10  SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14  TYPE OF REPORTING PERSON*

     OO; IA

                               * SEE INSTRUCTIONS

Item 1.   Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value ("Common Stock"), of Wellsford Real
Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 535 Madison Avenue, New York, New York 10022.

Item 2.   Identity and Background

          This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), with respect to shares of Common Stock owned by it, and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors", and together with Gotham and Gotham III, the "Reporting Persons"), with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company.

          Each of Gotham and Gotham III was formed to engage in the buying and selling of securities for investment for its own account. Gotham Advisors was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham
International.

          Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham III. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the shares of Common Stock held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors. Gotham International, Section H, Karenina, DPB, Mr. Ackman and Mr. Berkowitz are sometimes hereinafter collectively referred to as the "Other Persons".

          Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of (i) Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham and Gotham III, and (ii) Gotham Advisors, and through such entity the affairs of Gotham International. The business address of each of the Reporting Persons, Section H, Karenina, DPB, Mr. Ackman and Mr. Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017. The business address of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

          During the last five years, none of the Reporting Persons or Other Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of the Transaction

          Item 4 is hereby amended to add the following paragraph at the end thereof:

          On February 25, 2000, Gotham, Gotham III, Gotham International and Gotham Holdings I, L.L.C. ("Gotham Holdings I"), a Delaware limited liability company of which the managing member is Gotham Holdings Management LLC, a Delaware limited liability company the sole members of which are Messrs. Ackman and Berkowitz, entered into a Letter Agreement with the Company to sell all of the shares of Common Stock beneficially owned by the Reporting Persons, Gotham International and Gotham Holdings I to the Company. The Letter Agreement also contains standstill provisions lasting through December 28, 2002. A copy of the Letter Agreement is attached hereto as Exhibit 2 and incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer

          (a) The Reporting Persons have ceased to beneficially own any shares of Common Stock.

          (b) The Reporting Persons do not have voting or dispositive power over any shares of Common Stock.

          (c) As of January 1, 2000, Gotham and Gotham International distributed 175,723 and 99,262 shares of Common Stock, respectively, to two entities holding an economic interest in Gotham and Gotham International and such shares were recontributed by these two entities to Gotham Holdings
I. On February 25, 2000, the 2,573,632 shares of Common Stock beneficially owned by the Reporting Persons, Gotham International and Gotham Holdings I were repurchased by the Company in a private sale in New York, New York at a price of $8.00 per share pursuant to the Letter Agreement attached hereto as Exhibit 2 and incorporated by reference herein.

          (d) Not applicable.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock as of February 25, 2000.


Item 7.   Material to be Filed as Exhibits

          The following exhibits are being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934 (incorporated by reference to the filing on Schedule 13D dated December 29, 1999 with respect to the Company which this filing amends).

Exhibit 2      Letter Agreement dated February 25, 2000.

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 29, 2000


                              GOTHAM PARTNERS, L.P.


                              By:  Section H Partners, L.P.,
                                   its general partner


                              By:  Karenina Corporation,
                                   a general partner of Section H Partners,
                                   L.P.


                                      By: /s/ William A. Ackman
                                         -------------------------------
                                           William A. Ackman
                                           President


                              GOTHAM PARTNERS III, L.P.


                              By:  Section H Partners, L.P.,
                                   its general partner


                              By:  Karenina Corporation,
                                   a general partner of Section H Partners,
                                   L.P.


                                      By: /s/ William A. Ackman
                                         ------------------------
                                           William A. Ackman
                                           President


                              GOTHAM INTERNATIONAL ADVISORS, L.L.C.


                              By: /s/ William A. Ackman
                                 ------------------------
                                   William A. Ackman
                                   Senior Managing Member